UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 3)

Apollo Gold Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03761E102

(CUSIP Number)

Tamisuke Matsufuji President and Chief Operating Officer Jipangu Inc. 3-6-9 Kita-Shinagawa Shinagawa-Ku Tokyo, 140-0001 Japan 011-(81) 3-3474-3611

Name, Addresss and Telephone Number of Person Authorized to Receive Notices and Communications

January 26, 2006

(Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   [   ]

CUSIP NO. 03761E102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jipangu Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 23,650,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 23,650,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,650,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON CO

This Schedule 13D (Amendment No. 3) (“Amendment No. 3”) amends the Schedule 13D filed by Jipangu Inc. (“Jipangu”) on June 13, 2005 (the “Initial Filing”), as amended by Schedule 13D (Amendment No. 1) filed on October 31, 2005 (“Amendment No. 1”) and Schedule 13D (Amendment No. 2) filed on November 22, 2005 (“Amendment No. 2”).

This Amendment No. 3 is being filed to report that the Private Placement (as defined in Amendment No. 2) closed on January 26, 2006. At the closing, Jipangu purchased 11,650,000 units of the Issuer priced at Cdn$0.35 per unit, with each unit consisting of one common share of the Issuer and 0.17167 of a warrant (for a total of 2,000,000 warrants), with each whole warrant exercisable for two years at Cdn$0.39 for one common share of the Issuer. “Cdn$” means Canadian dollars.

Items 2-7 are amended as follows:

Item 2.   Identity and Background

Subsequent to the Initial Filing, Tetsuo Matsumuro was appointed as a corporate auditor of Jipangu. Mr. Matsumuro’s principal occupation and employment is as an auditor. Mr. Matsumuro is a citizen of Japan with a business address of c/o Jipangu Inc, 3-6-9 Kita-Shinagawa, Shinagawa-Ku, Tokyo, 140-0001 Japan.

During the last five years, Mr. Matsumuro has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction subjecting him to a judgment, decree or final order enjoining future violators of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The source of funds used by Jipangu to purchase the units in the Private Placement was Jipangu’s working capital. Jipangu anticipates that, if Jipangu subsequently exercises the warrants issued in the Private Placement, the source of funds to be used by Jipangu to exercise such warrants will be Jipangu’s working capital.

Item 4.   Purpose of Transaction

The units were purchased by Jipangu for the purpose of investment; however, Jipangu is actively reviewing its holdings in the Issuer (which it intends to do on a continuous basis) and, depending upon:

•	the price and availability of additional securities of the Issuer;
•	subsequent developments affecting the Issuer and the mining industry;
•	global, U.S. and Canadian stock market and economic conditions;
•	the prices of gold and other commodities;
•	other investment and business opportunities available to Jipangu;
•	changes in law or government regulations;
•	tax considerations;
•	the costs associated with maintaining the public listings of the Issuer; and
•	other factors deemed relevant by Jipangu,

Jipangu may at any time determine to acquire additional securities of the Issuer, sell all or part of its holdings in the Issuer, or engage or participate in a transaction or series of transactions with the purpose or effect of acquiring, changing or otherwise influencing control over the Issuer. Such transactions may take place at any time with or without prior notice and may include, without limitation:

•	entering into a negotiated business combination involving the Issuer;
•	making a tender or exchange offer for some or all of the common shares or other securities of the Issuer;
•	entering into one or more privately negotiated transactions for the purchase or sale of securities of the Issuer;

•	effecting open market purchases or sales of securities of the Issuer;
•	waging a proxy contest for control of the board of directors of the Issuer; or
•	taking other actions that could have the purpose or effect of directly or indirectly acquiring, changing or otherwise influencing control over the Issuer.

Except as set forth in this Amendment No. 3, Jipangu does not have any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

Jipangu is the beneficial owner of 23,650,000 common shares, no par value, of the Issuer, representing 19.5% of the outstanding common shares of the Issuer (based on 107,456,451 common shares outstanding as of the close of business on January 25, 2006). This figure includes: (1) 21,650,000 common shares of the Issuer currently owned by Jipangu; and (2) an additional 2,000,000 common shares of the Issuer that Jipangu has the right to receive upon exercise of the warrants issued to Jipangu pursuant to the Private Placement. Jipangu exercises sole voting power and sole investment power with respect to all common shares beneficially owned by Jipangu. Except for the transactions described in Amendment No. 1, Amendment No. 2 and Amendment No. 3, Jipangu has not engaged in any transactions in the common shares of the Issuer since the date of the Initial Filing.

To the best of Jipangu’s knowledge, Bull Palace Corporation does not beneficially own any common shares of the Issuer, nor has it engaged in any transactions in the common shares of the Issuer since the date of the Initial Filing.

To the best of Jipangu’s knowledge, none of the directors, officers or corporate auditors of Jipangu beneficially owns any common shares of the Issuer, nor have any of them engaged in any transactions in the common shares of the Issuer since the date of the Initial Filing.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Jipangu and the Issuer have entered into a letter agreement dated January 18, 2006 and accepted by the Issuer on January 25, 2006, pursuant to which the closing date of the Private Placement was changed from January 18, 2006 to January 26, 2006.

Jipangu and the Issuer have also entered into amendments dated January 25, 2006 to the registration rights agreements dated June 1, 2005 and October 17, 2005, which revised the filing deadlines provided for therein.

Item 7.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The following agreements have been filed as exhibits to this Amendment No. 3:

1.*	Letter agreement dated January 18, 2006 and accepted January 25, 2006 between Jipangu and the Issuer.

2.*	Amendment No. 1 dated January 25, 2006 to the Registration Rights Agreement dated June 1, 2005 between Jipangu and the Issuer.

3.*	Amendment No. 1 dated January 25, 2006 to the Registration Rights Agreement dated October 17, 2005 between Jipangu and the Issuer.

*   Incorporated by reference to the Form 8-K filed by the Issuer on January 26, 2006.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        DATED as of January 31, 2005

JIPANGU INC. By: /s/ Tamisuke Matsufuji Tamisuke Matsufuji President and Chief Executive Officer